UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2008.

Commission File Number: 0-01097

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THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

(Full title of the plan)

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THE STANDARD REGISTER COMPANY

600 Albany Street, Dayton, Ohio  45408

(Name of issuer of the securities held pursuant to the plan and address of its principal executive officer)

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REQUIRED INFORMATION

Items 1-3.

The information required by Items 1-3 is not required.  See Item 4 below.

Item 4.

The Standard Register Employee Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibits

23

Consent of Independent Registered Public Accounting Firm

Financial statements for the years ended December 31, 2008 and 2007, and supplemental schedule as of December 31, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Employee Savings Plan

Date:  06/26/09

/S/  ROBERT M. GINNAN

Robert M. Ginnan, Chair

Plan Administrative Committee

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2008

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

DECEMBER 31, 2008

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm

1

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to the Financial Statements

4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

9

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Standard Register Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Standard Register Employee Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Battelle & Battelle LLP

June 22, 2009

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2008	2007

ASSETS
Cash	$ -	$ 72,895

Participant directed investments, at fair value:
Standard Register Company common stock	2,351,438	1,374,574
Mutual funds	101,682,358	155,582,598
Common trust funds	74,262,590	90,173,791
Participant loans	4,238,401	4,064,151
Total investments	182,534,787	251,195,114

Total assets	182,534,787	251,268,009

LIABILITIES
Excess contributions payable	85,115	193,687

NET ASSETS REFLECTING ALL INVESTMENTS, at fair value	182,449,672	251,074,322

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	424,651	(238,673)

NET ASSETS AVAILABLE FOR BENEFITS	$ 182,874,323	$ 250,835,649

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

Investment income (loss):
Interest and dividends	$ 8,833,973
Net depreciation in fair value of investments	(70,783,528)
Total investment loss	(61,949,555)

Contributions:
Participant	12,740,853
Employer	5,218,505
Total contributions	17,959,358

(43,990,197)

Deductions in net assets attributed to:
Benefits paid directly to participants	23,620,041
Administrative fees	351,088
Total deductions	23,971,129

Net decrease	(67,961,326)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	250,835,649

End of year	$ 182,874,323

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Standard Register Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company (the Company or employer) with the opportunity to plan a savings program for long-term financial security. All full-time employees are eligible to participate in the Plan.

Participant Contributions

Participants may elect to contribute between 1% and 50% of their eligible annual compensation, subject to limitations imposed by the Internal Revenue Code. The Plan allows automatic enrollment (with a 3% salary deferral) for newly hired employees until they elect otherwise and automatic 1% annual increases in the deferral percentages for those deferring less than 6% until the 12% level is attained. If a participant does not wish to participate in this automatic incremental increase or wishes to change the amount of future annual increases in his or her contribution percentages, he or she can do so by contacting the Plan’s trustee. This program does not apply to those employees deemed highly compensated.

Employer Contributions

The Company makes matching contributions of 75% of up to 6% of each dollar contributed by participants. Prior to June 30, 2008, participants who had elected the Traditional Formula in The Stanreco Retirement Plan, the matching contribution was 10% of each dollar contributed by the participant. The employer makes matching contributions at the end of each pay period.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant has no vested interest for the first three years of credited service. After three years, a participant is 100 percent vested. If a participant terminates or retires, the participant’s non-vested portion of the employer match is used to reduce future employer contributions.

Distributions

All distributions under the Plan are paid in lump sum or periodic installments. Installments (quarterly, semi-annually, or annually) may not exceed 15 years and are not allowed if the installment payment will be for an amount less than $100 per month.

Distributions are not permitted while participants are employed by the Company, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $5,000.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Participant Loans

An active participant may obtain a loan by direct application with the trustee. A loan may be up to $50,000 or 50% of the participant’s nonforfeitable individual account balance, whichever is lower. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant’s principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans, and 15 years for principal residence loans. The minimum term for all loans is one year.

Forfeited Accounts

Forfeited, non-vested accounts totaled $211,392 and $145,228 at December 31, 2008 and 2007, respectively. These amounts are used to reduce future employer contributions.  Employer matching contributions were reduced by $229,027 from forfeited non-vested accounts during the year ended December 31, 2008.

Nondiscrimination Tests

There is a limit placed on the percent of compensation deferred by those participants found in the highest paid one-third of all eligible employees. The Company compares the deferral percentages against several tests as prescribed by law. If the tests are not met, the Company reduces the contribution percentage of the group comprising the highest paid one-third of all participants until the tests are met. If, at the end of the year, the tests are still not met, the Company reclassifies the amount of salary deferral made by the participants in this top one-third group. The Company then moves the necessary amount of pre-taxed money out of the salary deferral accounts, subjects this amount to taxability, and refunds any excess to the participants. Excess contributions at December 31, 2008 and 2007 amounted to $85,115 and $193,687, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Plan Trustee

Investments are held by T. Rowe Price Trust Company (T. Rowe Price), the Plan’s trustee.

Administrative Expenses

A portion of the Plan's administrative expenses are paid by the employer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Capital gain distributions are included in dividend and interest income.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

NOTE 3 - INVESTMENTS

During 2008, the Plan’s investments (including investments bought, sold and held during the year) depreciated in net value by $70,783,528 as follows:

Standard Register Company common stock	$ 1,532
Mutual funds	(53,213,317)
Common trust funds	(17,571,743)
$(70,783,528)

The following presents the fair value of investments that represent 5 percent or more of the fair value of the Plan’s net assets at December 31:

	2008	2007
Morgan Stanley International Equity Fund	$ 10,354,862	$ 16,288,057
T. Rowe Price Balanced Fund	15,328,600	22,575,507
T. Rowe Price Equity Index Trust	28,962,519	49,791,410
T. Rowe Price Mid-Cap Value Fund	*	16,173,534
T. Rowe Price Mid-Cap Growth Fund	14,815,612	28,003,953
T. Rowe Price New Horizons Fund	12,952,388	24,495,063
T. Rowe Price Stable Value Common Trust Fund	45,300,071	40,382,381
T. Rowe Price Spectrum Income Fund	25,053,408	22,832,107

•

Investment did not exceed 5% of the Plan’s net assets.

NOTE 4 - PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved Plan agreement.

NOTE 5 - INCOME TAX STATUS

The Plan obtained its latest determination letter on November 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - RELATED-PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

Certain Plan investment purchases and sales are sales of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. During the year ended December 31, 2008, such purchases were $49,970,310, and such sales totaled $48,406,518.

Certain Plan investment purchases and sales are shares of The Standard Register Company common stock (Standard Register Company stock). During the year ended December 31, 2008, purchases of Standard Register Company stock were $2,875,934 and sales were $1,900,602. The ending balance in the Standard Register Company stock represents approximately 1.3% and 0.5% of the Plan’s total investments as of December 31, 2008 and 2007, respectively.

Fees paid for trustee, third party administration, and investment advisory services rendered by parties-in-interest during the year totaled $351,088.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 8 - FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which provides a framework for measuring fair value under generally accepted accounting principles. SFAS No. 157 applies to all financial instruments that are being measured and reported on a fair value basis.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. In that regard, SFAS No. 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the measurement date.

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

Level 2 – Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 – Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds and common trust funds:  Valued at the net asset value of shares held by the Plan at year end.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

Fair Value Measurements at December 31, 2008
	Level 1	Level 2	Level 3

Common stocks	$ 2,351,438
Mutual funds	101,682,358
Common trust funds		$ 74,262,590
Participant loans			$ 4,238,401

Total assets at fair value	$ 104,033,796	$ 74,262,590	$ 4,238,401

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participant Loans
Balance, beginning of year	$ 4,064,151
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases, sales, issuances and settlements (net)	174,250
Balance, end of year	$ 4,238,401

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2008

		( c )			(e)
	(b)	Description of		(d)	Current
(a)	Identity of Issue	Investment		Cost	Value

	COMMON STOCK
*	Standard Register Company	263,319	shares	**	$ 2,351,438

	COMMON TRUST FUNDS
*	T. Rowe Price Equity Index Trust	1,054,717	units	**	28,962,519
*	T. Rowe Price Stable Value Common
	Trust Fund - at contract value	45,724,722	units	**	45,724,722
	Adjustment from contract value to fair
	value for fully benefit-responsive
	investment contracts				(424,651)
	Total common trust funds			**	74,262,590

	MUTUAL FUNDS
*	T. Rowe Price Mid-Cap Value Fund	525,973	shares	**	7,505,636
	Morgan Stanley International Equity Fund	949,987	shares	**	10,354,862
*	T. Rowe Price Growth Stock Fund	159,523	shares	**	3,069,218
*	T. Rowe Price New Horizons Fund	728,071	shares	**	12,952,388
*	T. Rowe Price Small-Cap Value Fund	296,956	shares	**	6,978,473
*	T. Rowe Price Mid-Cap Growth Fund	453,493	shares	**	14,815,612
*	T. Rowe Price Balanced Fund	1,091,004	shares	**	15,328,600
*	T. Rowe Price Equity Income Fund	329,283	shares	**	5,624,161
*	T. Rowe Price Spectrum Income Fund	2,425,306	shares	**	25,053,408
	Total mutual funds			**	101,682,358

		Rates ranging from
		5.0% to 10.5%
*	PARTICIPANT LOANS	maturing through 2023		**	4,238,401

	Total Investments			**	$ 182,534,787

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

	** Cost omitted for participant directed investments.

 EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51181) pertaining to The Standard Register Employee Savings Plan of our report dated June 22, 2009 with respect to the financial statements and supplemental schedule of The Standard Register Company Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

/s/ Battelle & Battelle LLP

June 26, 2009

Dayton, Ohio